Expense Limitation Agreement

To:	PREDEX

4221 North 203rd Street
Suite 100
Elkhorn, NE 68022

Dear Board Members:

You have engaged us to act as the sole investment adviser to PREDEX (the "Trust" or the "Fund"), pursuant to a Management Agreement dated on or about April 7, 2016.

Effective August 31, 2020, until at least through August 31, 2021, we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including distribution fees, shareholder servicing fees, offering and organizational expenses, but excluding loads, borrowing cost (interest, lender fees, and any loan-related fees and costs such as legal fees), brokerage commissions (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed per annum expenses of the Fund's average daily net assets on a share class basis as provided below in Schedule A.

Additionally, this Expense Limitation Agreement may not be terminated by PREDEX Capital Management, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to PREDEX Capital Management, LLC. Additionally, this Agreement shall continue for successive 12 month periods upon approval by the Fund’s Board of Trustees and PREDEX Capital Management, LLC. This Agreement will automatically terminate, with respect to the Fund if the Management Agreement for the Fund is terminated. Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, if the Fund is able to make the repayment without exceeding its current expense limitation. The right to repayment shall survive termination of the Management Agreement, unless waived by PREDEX Capital Management, LLC.

Schedule A

Class	Annualized Percentage of Average Dailey Net Assets	Minimum Duration
I	1.10%	August 31, 2021
W	1.35%	August 31, 2021
T	1.35%	August 31, 2021

PREDEX Capital Management, LLC	Acceptance: PREDEX
By: /s/________________	By: /s/______________
J. Grayson Sanders	Michael Achterberg
Managing Principal	Treasurer and Secretary